November 14, 2024

Alonso Sotomayor
Chief Financial Officer
Dynaresource, Inc.
The Urban Towers
W. Las Colinas Blvd.
Suite 1910 - North Tower
Irving, TX 75039

       Re: Dynaresource, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed April 16, 2024
           File No. 000-30371
Dear Alonso Sotomayor:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 7

1. We note your disclosure of mineral resources however we are unable to locate the technical report summary that has been filed in support of the mineral resource. Item
       1302(b)(1) of Regulation S-K requires a registrant to obtain a dated and signed technical report summary from the qualified person that identifies and summarizes the information reviewed and conclusions reached by the qualified person about a registrant's mineral resources.

       Item 1302(b)(2) of Regulation S-K requires a registrant to file the technical report summary as an exhibit to the relevant registration statement or other Commission filing when disclosing for the first time mineral reserves or mineral resources or when there is a material change in the mineral reserves or mineral resources. November 14, 2024
Page 2

       Please confirm that your technical report summary has been filed and tell us the location of the report.
2. Item 1302(d)(4) of Regulation S-K requires your mineral resources that aredisclosed correspond to your fiscal year end. The instruction also requires you to include certain assumptions with your mineral resource disclosure including the commodity price, the cut-off grade, the metallurgical recovery factor, and the point of reference, for example in-situ, mill feed, saleable product, etc.

       Please revise your mineral resource disclosure to comply with these requirements.
3. Item 1302(e) of Regulation S-K requires a comparison of the mineral resources at the end of the last fiscal year with the mineral resources as of the end of the preceding fiscal year, and an explanation of any material change between the two. Please revise to include this information in your filing.
4. We note that you have included a NI 43-101 underground resource estimate from
       2011 in your filing. All mineral resource disclosure should be current as required by
       Item 1304(f)(2) of Regulation S-K. Mineral resources should also comply with the definitions established under Item 1300 of Regulation S-K and be prepared in accordance with Item 1302(d) of Regulation S-K. Please revise to remove the NI 43-
       101 resource.
Note 1 - Nature of Activities and Significant Accounting Policies
Basis of Presentation, page 8

5. You disclose that your financial statements have been prepared on a going concern basis that contemplates the realization of assets and discharge of liabilities at their carrying value in the normal course of business for the foreseeable future.
       Considering your negative working capital as of December 31, 2023 and the significant net losses and cash used in operating activities for the years ended
       December 31, 2023 and 2022, please tell us how you concluded that substantial doubt about your ability to continue as a going concern did not exist. Please address your consideration of FASB ASC paragraphs 205-40-50-1 through 5 in your response.
Consolidated Balance Sheets, page 33

6. Please revise your consolidated balance sheet to parenthetically disclose the requirements of Rule 5-02.27(b) of Regulation S-X and include the disclosure requirements of Rule 5-02.27(c) under this heading, as applicable. Consolidated Statements of Operations and Comprehensive Income (Loss), page 35

7. We note you have incurred $8.3 million and 5.7 million of mine exploration costs in the years ended December 31, 2023 and December 31, 2022 respectively. We also note you describe these expenses at page 25 as "costs of extracting waste material to reach the materials to be extracted for processing." As these costs appear to be related to stripping activity rather than exploration activities, please explain why these costs are presented in a separate line item labelled as mine exploration costs and not included in your production costs.
 November 14, 2024
Page 3

Note 12 - Stockholders' Equity, page 49

8. You disclose at note 12 your Series C Senior Convertible Preferred Stock is redeemable on demand. Please tell us how you determined that Series C and D
       preferred shares should be classified as temporary equity rather than as liabilities and your consideration of ASC Subtopic 480-10-25, specifically the conditions in paragraph 25-4. Additionally tell us how you are accounting for the carrying amount of Series C and D preferred shares and your consideration of the requirements in Question 1 of ASC 480-10-S99-2.
Item 9A. Controls and Procedures
Changes in Internal Controls over Financial Reporting, page 60

9. Please provide disclosure of any changes in your internal control over financial reporting that occurred during your fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting to comply with Item 308(c) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters.
Please contact John Coleman at 202-551-3610, with questions regarding the engineering comments.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation